

Mail Stop 3233

November 1, 2016

Via E-Mail
Paula Mathews
Executive Vice President and Secretary
Strategic Storage Trust IV, Inc.
10 Terrace Road
Ladera Ranch, California 92694

Re: **Strategic Storage Trust IV, Inc.**
Amendment No. 1 to Registration Statement on Form S-11
Filed October 7, 2016
File No. 333-212639

Dear Ms. Mathews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2016 letter.

Questions and Answers About This Offering

Why are you offering three classes of your common stock, and what are the similarities and differences between the classes?, page 3

1. We note your response to comment 5 and acknowledge your disclosure on page 5 regarding the total potential commissions and fees that an early investor in Class T shares may pay. However, we continue to believe that the distinction between the 10% FINRA limitation on underwriting compensation in the aggregate and the lack of such a limitation on an individual investor basis is relevant information. Please revise to clarify that an early purchaser of Class T shares, through the payment of the front end selling commissions and dealer manager fees, and ongoing stockholder servicing fee, may pay more than 10% of their purchase price in underwriting compensation. Alternatively,

please include disclosure clarifying that there is no limitation on underwriting compensation on an individual investor basis.

2. We note your response to comment 6 indicating that the requested information cannot be predicted with reasonable accuracy at this time and would be potentially misleading to investors. However, we note that you disclose on page 172 an estimated maximum amount of dealer manager servicing fees to be payable on Class W shares and explain the assumptions on which you relied upon to calculate the estimate in footnote 4. Please revise to state how long a holder of a Class W share should expect to pay the dealer manager servicing fee and the aggregate amount that a Class W stockholder should expect to pay before the cessation of payment of the fee, and include an explanation of any assumptions relied upon in calculating the estimated amount.

3. We note that your response to comment 6 references a five year outside time limit applicable to the stockholder servicing fee associated with the Class T shares, yet we cannot locate disclosure referencing such a limitation in the filing. Please explain to us how the five year outside time limit is calculated and revise your disclosure, if necessary, to explain the time limit.

Prospectus Summary

Share Redemption Program, page 22

4. It appears that even with the discounts applied to the redemption price, redeeming investors could receive more than the proceeds received by the company, after taking into account organizational and offering expenses and assuming the maximum offering amount is not achieved, as a result of the investment. If accurate, please include a risk factor regarding the likelihood that redemptions will dilute remaining shareholders.

Estimated Use of Proceeds, page 55

5. We note your disclosure on pages 5, 173, and in footnote 4 on page 56 that your advisor will fund 1.5% of the gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. We also note your disclosure on pages 16 and 87 that your advisor will fund 1.15% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. We further note that the table on page 56 suggests that your advisor will fund 1.15% of the gross offering proceeds from the sale of Class W shares only towards the payment of organizational and offering expenses. Please revise your disclosure throughout to reconcile these apparent discrepancies.

Management Compensation, page 86

6. We note your response to comment 15 that there will be no acquisition fee in this offering, yet we continue to note references to an acquisition fee in the filing, including on pages 57, 91, and 98. Please remove all references to acquisition fees.

7. Please clarify the form(s) of payment to be received by the Advisor by virtue of its special limited partnership interest with respect to the Subordinated Share of Net Sale Proceeds and Subordinated Distribution Due Upon Extraordinary Transaction.

8. We note that in certain situations, the Subordinated Distribution Due Upon Termination of the Advisory Agreement and the Subordinated Incentive Listing Distribution may be paid in operating partnership units or shares of your common stock. Please describe how you will value the operating partnership units or shares of your common stock in connection with such payments, as well as any other subordinated fees payable in operating partnership units or shares of your common stock.

9. We note your disclosure on page 89 that payment of the promissory note will be deferred until you receive net proceeds from the sale or refinancing of properties held at the termination date. We also note your disclosure in footnote 10 on page 92 that "[a]ny amounts otherwise payable to the advisor pursuant to the promissory note that is not paid at the date of sale because investors have not received their required minimum returns will be deferred and paid at such time as the subordination conditions have been satisfied." Please revise to describe what subordination conditions have to be satisfied prior to the repayment of the promissory note and how the required minimum returns are calculated (e.g. as of the date of the sale or as of the termination date).

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers, page 169

10. We note your response to comment 17. Please also disclose the maximum amount of possible purchases of Class A shares that your directors and officers, as well as directors, officers and employees of your advisor or its affiliates, including sponsors and consultants, can make in the offering.

Strategic Storage Trust IV, Inc. and Subsidiaries Notes to Consolidated Financial Statement

Note 3. Related Party Transactions

Dealer Management Agreement, page F-12

11. We note your response to prior comment 20. Please revise your notes to consolidated financial statement to clarify your accounting policy regarding stockholder servicing fees and dealer manager servicing fees in line with your response.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Michael K. Rafter, Esq.
        Nelson Mullins Riley & Scarborough LLP